June 11, 2009

Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2008
Filed February 13, 2009
File No. 001-08974

Dear Ms. Shenk,

This letter provides Honeywell International Inc.’s (Honeywell) response to your letter to David J. Anderson dated June 4, 2009, setting forth the Staff’s comments on the above referenced 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K for the year ended December 31, 2008

Part I, page 22
Item 7. Management’s Discussion and Analysis, page 22

1.

Staff’s Comment: In future filings, please quantify, discuss and analyze changes in costs of products and services sold both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross margin and segment profit.

Our Response: We will address the Staff’s comment in future filings by revising our disclosure to quantify changes in cost of products and services sold on a consolidated basis and to provide quantitative disclosure, discussion and analysis of material changes or trends in our consolidated or stand-alone segment results.

Honeywell acknowledges its responsibility to ensure that its filings under the Securities Exchange Act of 1934 are accurate and complete. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-4014, or Tom Larkins, Vice President, Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/  Talia M. Griep
Talia M. Griep
Vice President and Controller